Exhibit 99.1

DEGOYLER AND MACNAUGHTON

5001 SPRING VALLEY ROAD

SUITE 800 EAST

DALLAS, TEXAS 75244

November 5, 2009

GeoMet, Inc.

909 Fannin, Suite 1850

Houston, Texas 77010

Ladies and Gentlemen:

Pursuant to your request, we have audited estimates of the proved natural gas reserves as of September 30, 2009, of certain interests owned by GeoMet, Inc. (GeoMet) that were prepared by GeoMet. In the course of this audit, we also estimated the reserves for the majority of these properties, which include gas wells in the states of Alabama, Virginia and West Virginia. In making a comparison of the detailed reserves estimates prepared by us and by GeoMet of the interests audited, we have found differences, both positive and negative, in reserves estimates for individual properties. It is our opinion, however, that the overall reserves estimates prepared by GeoMet on the interests audited by us, when compared on the basis of net millions of cubic feet (MMcf) of natural gas are reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles.

GeoMet has represented that its estimates of proved reserves have been prepared in compliance with the regulations promulgated by the United States Securities and Exchange Commission (SEC). We audited estimates of proved reserves that were estimated by GeoMet. The following summary table presents the estimated net proved reserves attributable to GeoMet interests as of September 30, 2009, prepared by GeoMet, estimated in MMcf. All gas reserves are expressed at a temperature of 60 degrees Fahrenheit and the legal pressure base of the state in which the reserves are located.

DEGOLYER AND MACNAUGHTON

Estimated Net Proved Reserves Attributable to the Interests of

GeoMet, Inc. as of September 30, 2009

Gas (MMcf)
Total Proved Reserves	212,689

Note: All reserves estimates shown were prepared by GeoMet.

The estimated quantities of reserves are related to hydrocarbon prices. GeoMet has represented that prices and costs used in the preparation of the projections meet the requirements of the SEC.

Reserves estimates provided in this letter are expressed as net reserves. Net reserves are defined as the total estimated petroleum to be produced and sold from the properties after September 30, 2009, attributable to the interests owned by GeoMet after deducting all interests owned by others.

Estimates of gas reserves should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Information used in the preparation of this letter was obtained from GeoMet. In the preparation of this letter we have relied, without independent verification, upon information furnished by GeoMet with respect to property interests, production from such properties, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this letter.

DEGOLYER AND MACNAUGHTON

Petroleum reserves are classified as proved and are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs as of the date the estimate is made, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. Proved reserves classifications used in this report are in accordance with the reserves definitions of Rules 4-10(a) (1)-(13) of Regulation S-X of the SEC. The petroleum reserves are classified according to SEC definitions as follows:

Proved oil and gas reserves - Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

DEGOLYER AND MACNAUGHTON

(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii) Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as “indicated additional reserves”; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite, and other such sources.

Proved developed oil and gas reserves—Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved undeveloped reserves—Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances

DEGOLYER AND MACNAUGHTON

should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery techniques is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

In general, the estimates of reserves for the wells or leases audited by us are based on data available through September 2009. Gas imbalances, if any, were not taken into account in the estimates of gas reserves audited herein.

Neither we nor our employees have an interest in the subject properties audited or GeoMet. Our engagement and compensation is not contingent on our estimates of reserves for the interests audited.

Submitted,

/s/ DeGolyer and MacNaughton
DeGOLYER and MacNAUGHTON Texas Registered Engineering Firm F-716

[SEAL]	/s/ Paul J. Szatkowski, P.E.
Paul J. Szatkowski, P.E. Senior Vice President DeGoyler and MacNaughton